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18005402

RMS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

114 Pacifica, Suite 370
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Boulevard, Suite 100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Allan Siposs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCM Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

SEE ATTACHED NOTARIAL CERTIFICATE

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE } s.s.

Subscribed and sworn to (or affirmed) before me on this 28 day of FEBRUARY (Month),

20 18, by ALLAN A. SIPOSS JR. (Name of Signer (1)) and

——— (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

[signature]

Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

NICOLAS LOVRIC
COMM. #2212582
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Sept. 25, 2021

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
KCM Securities, LLC
114 Pacifica Suite 370
Irvine CA 92618

Opinion on The Financial Statements

We have audited the accompanying financial statements of KCM Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

February 28, 2018

KCM Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	274,081
Total assets	$	274,081

Liabilities and members' Equity

Liabilities		
Accounts payable	$	18,712
Accrued expenses		6,800
Total liabilities		25,512
Members' equity		
Members' equity		248,569
Total members' equity		248,569
Total liabilities and members' equity	$	274,081

The accompanying notes are an integral part of these financial statements.

KCM Securities, LLC
Statement of Income
For the Period Ended December 31, 2017

Revenues	
Investment banking fees and M&A advisory	$ 4,732,480
Total revenues	4,732,480
Expenses	
Compensation expenses	4,471,943
Regulatory fees	28,454
Professional fees	18,300
Administrative fees	2,676
Other operating expenses	3,238
Total expenses	4,524,611
Net income before income tax provision	207,869
Income tax provision	6,800
Net income	$ 201,069

The accompanying notes are an integral part of these financial statements.

KCM Securities, LLC

Statement of Changes in Members' Equity

For the Period Ended December 31, 2017

		Total
Balance at January 1, 2017	$	-
Members' contributions		47,500
Net income		201,069
Balance at December 31, 2017	$	248,569

The accompanying notes are an integral part of these financial statements.

KCM Securities, LLC

Statement of Cash Flows

For the Period Ended December 31, 2017

Cash flow from operating activities:		
Net income		$ 201,069
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expenses	-	
Increase (decrease) in liabilities:		
Accounts payable	25,512	
Total adjustments		25,512
Net cash provided by (used in) operating activities		226,581
Net cash provided by (used in) in financing activities		-
Cash flow from financing activities:		
Members' contributions	47,500	
Net cash provided by (used in) financing activities		47,500
Net increase (decrease) in cash		274,081
Cash at beginning of period		-
Cash at end of period		$ 274,081
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ 6,800	

The accompanying notes are an integral part of these financial statements.

KCM Securities, LLC
Notes to Financial Statements
December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KCM Securities, LLC (the "Company") is a California Limited Liability Company as of April 20, 2017 and approved by the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission ("SEC") on August 28, 2017, to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the business of conducting investment banking, business evaluations and consulting, and private placements. The Company does not hold customer funds or securities.

Under its membership agreement with FINRA, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements under Footnote 74.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

These financial statements have been prepared under the assumption that the Company will be able to execute its business plan and the member will continue to provide liquidity during the formative stages.

The Company is treated as a pass-through entity for federal income tax purposes, in accordance with limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to a limited liability company minimum annual tax of $800 and California limited liability company fees in the amount of $6,000 based on the California LLC Taxes and Fees schedule.

Note 2: INCOME TAXES

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2017, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an agreement with one of its affiliates to use its office facilities and will be billed a monthly rent of $187.93. Beginning in January 2018 the Company will also pay the affiliate for telephone services and will be billed at $34.99 a month. Expenses directly related to broker-dealer activity are an obligation of the Company. For the year ended December 31, 2017, the amount billed for office rent is $751.72. As of December 31, 2017, there is no money owed to its affiliate.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the

Note 5: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and then 15 to 1 in the years thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017 the Company had net capital of $248,569 which was $243,569 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of ($25,512) to net capital was 0.10 to 1, which is less than the required 8 to 1 maximum allowed in its first year of operation.

Note 7: LIMITED PURPOSE BROKER-DEALER EXEMPTION FROM THE SEC RULE 15C3-3

A broker-dealer that does not hold customer funds or securities may file an exemption from the SEC's so-called "customer protection rule". However, firms whose business activities are limited to one or more of the following: 1) proprietary trading; 2) effecting securities transactions via subscriptions; and 3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services do not claim exemption, but file the exemption report as required under Rule 17a-5 [2013 Release], Footnote 74.

> 74 See discussion in section II.B.4. of this release. There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions listed under Item 24 of Part IIa. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report.

Note 9: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 2, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

KCM Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital		
Members' equity	$ 248,569	
Total members' equity		$ 248,569
Less: Non-allowable assets		
Prepaid expense	-	
Total non-allowable assets		-
Net Capital		248,569
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,701	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 243,569
Ratio of aggregate indebtedness to net capital	0.10 : 1	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See independent auditor's report

KCM Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to KCM Securities LLC as the Company has not held customer securities or funds. The Company's business activities have been limited in accordance to Rule 17a-5, Footnote 74 of one or more of the following; 1) proprietary trading; 2) effecting securities transactions via subscriptions; and 3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

KCM Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to KCM Securities, LLC as the Company has not held customer securities or funds. The Company's business activities have been limited in accordance to the Rule 17a-5, Footnote 74 of one or more of the following; 1) proprietary trading; 2) effecting securities transactions via subscriptions; and 3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

No Exemption

Alan Siposs
KCM Securities, LLC
114 Pacifica Suite 370
Irvine, CA 92618

Dear Alan Siposs:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which KCM Securities, LLC identified No Exemption as the provision under 17 C.F.R. § 15c3-3(k) under which KCM Securities, LLC claims exemption from 17 C.F.R. §240.15c3-3. KCM Securities, LLC stated that it has met the No Exemption exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. KCM Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KCM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

February 28, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

KCM
Securities, LLC

Mergers & Acquisitions / Institutional Capital / Strategic Advisory

February 2, 2018

Bryant A. Gaudette
21320 Provincial Blvd., Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(1), Footnote 74

To the best knowledge and belief, KCM Securities, LLC,

1. Did not claim an exemption from 15c3-3;
2. Had limited business activities in accordance to Footnote 74 of one or more of the following; 1) proprietary trading; 2) effecting securities transactions via subscriptions; and 3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.
3. We have met the identified exemption from August 28, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;
4. We have no exceptions to report this fiscal year.

Regards,

Allan Siposs February 2, 2018

Bryant A. Gaudette, CPA

KCM Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of and for the Year-Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

KCM Securities, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by KCM Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating KCM Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. KCM Securities, LLC's management is responsible for KCM Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.
2. Compared audited Total Revenue for the period of April 10, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

February 28, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

KCM Securities, LLC
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:	
Total revenue	$ 4,732,480
Interest income	0
Total revenue audited for the year ended December 31, 2017	4,732,480
Total revenue reported on Form SIPC-7T	4,732,480
(Over) Under reported	0

KCM Securities, LLC
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T	
No adjustment	0
Total adjustments reported on Form SIPC-7T	0
General Ledger Comparison:	
No adjustment	0
(Over) Under reported	0

KCM Securities, LLC
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$ 4,732,480
Total adjustments reported on Form SIPC-7T	0
SIPC net operating revenues	$ 4,732,480
General assessment @ .0015	$ 7,099
Amount reported on Form SIPC-7T	$ 7,099
(Over) Under reported	0

See Independent Accountant's Report